UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NEW AMERICAN CAPITAL, INC.
(Name of Subject Company (Issuer))
NEW AMERICAN CAPITAL, INC.
WASHINGTON MUTUAL, INC.
(Name of Filing Person (Issuer))

4% Convertible Senior Notes due May 15, 2008
(Title of Class of Securities)

74406AAC6
(CUSIP Number of Class of Securities)

Fay L. Chapman, Esq.
Senior Executive Vice President and General Counsel
Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101
(206) 461-2000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)
Copy to:

Lee Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 (212) 455-2000	Brett Cooper, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105 (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$245,346,675	$28,878

(1) For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the 4% Convertible Senior Notes due May 15, 2008 pursuant to the applicable indenture, calculated as the sum of (a) $240,824,000, representing 100% of the principal amount of the notes outstanding, plus (b) $4,522,675, representing accrued and unpaid interest on the notes through November 1, 2005, the day prior to the currently anticipated repurchase date.
(2) The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ☐	Filing Party: ☐

Form or Registration No.: ☐	Date Filed: ☐
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 1, 1999, between Providian Financial Corporation (“Providian”), and J.P. Morgan Trust Company, National Association, as the successor trustee (the “Trustee”) to Bank One Trust Company, N.A. and The First National Bank of Chicago, as supplemented by the Third Supplemental Indenture dated as of May 27, 2003 and as further supplemented by the Fifth Supplemental Indenture dated as of October 1, 2005 (the “Indenture”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Washington Mutual, Inc. (“Washington Mutual”) and New American Capital, Inc. (the “Company”), a direct, wholly owned subsidiary of Washington Mutual, with respect to the right of each holder of the Company’s 4% Convertible Senior Notes due May 15, 2008 (the “Notes”) to sell to the Company, and the obligation of the Company to purchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase dated October 5, 2005 (as may be amended or supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes (the “Offer”). A Fundamental Change (as defined in the Indenture) with respect to Providian occurred on October 1, 2005 when Providian merged with and into the Company (the “Merger”). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer, and Washington Mutual fully and unconditionally guaranteed the Company’s obligations under the Notes and the Indenture.
     The Offer will expire at 5:00 p.m., Eastern time, on Friday, November 4, 2005, unless extended or earlier terminated pursuant to a requirement of applicable law. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is New American Capital, Inc., as the successor to the issuer of the Notes as a result of assuming all of the obligations under the Indenture and the Notes in connection with the Merger. The Company is offering to purchase the Notes. The address of the principal executive offices of the Company is 1201 Third Avenue, Seattle, Washington 98101. The Company’s telephone number is (206) 461-2000.
     (b) The securities that are the subject of the Offer are the Company’s 4% Convertible Senior Notes due May 15, 2008, CUSIP No.: 74406AAC6. As of September 30, 2005, there were $240,824,000 aggregate principal amount of the Notes outstanding, which are now convertible (subject to the satisfaction of certain conversion conditions set forth in the Indenture) into cash and shares of the common stock, no par value per share, of Washington Mutual.
     (c) The information set forth in “Section 5. Price Range of the Notes and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     This is an issuer tender offer. New American Capital, Inc. is both a filing person and the subject company of this Schedule TO. The information set forth in Item 2(a) above is incorporated herein by reference. The Company is a direct, wholly owned subsidiary of Washington Mutual. Washington Mutual has fully and unconditionally guaranteed the Company’s obligations under the Notes and the Indenture and is a filing person of this Schedule TO. The address of the principal executive office of Washington Mutual is 1201 Third Avenue, Seattle, Washington 98101. Washington Mutual’s telephone number is (206) 461-2000.

     As required by General Instruction C to Schedule TO, the following persons are directors and/or executive officers and/or controlling persons of the Company and Washington Mutual:

Directors of the Company	Executive Officers of the Company

Thomas W. Casey	Kerry K. Killinger, President
Fay L. Chapman	Fay L. Chapman, Executive Vice President
Stephen J. Rotella	William A. Longbrake, Chief Financial Officer and Executive Vice President
Susan R. Taylor, First Vice President and Secretary

Directors of	Executive Officers of
Washington Mutual	Washington Mutual

Anne V. Farrell
Stephen E. Frank
Kerry K. Killinger
Thomas C. Leppert
Charles M. Lillis
Phillip D. Matthews
Michael K. Murphy
Margaret Osmer McQuade
Mary E. Pugh
William G. Reed, Jr.
Orin C. Smith
James H. Stever
Willis B. Wood, Jr.
Kerry K. Killinger, Chairman of the Board of Directors and Chief Executive Officer
Michael L. Amato, Executive Vice President and President, Retail Banking Distribution
Thomas W. Casey, Executive Vice President and Chief Financial Officer
Craig J. Chapman, President, Commercial Group
Fay L. Chapman, Senior Executive Vice President and General Counsel
Daryl D. David, Executive Vice President, Human Resources
Debora D. Horvath, Executive Vice President and Chief Information Officer
Kenneth E. Kido, Executive Vice President and President, Banking Products and Operations
William A. Longbrake, Vice Chair
J. Benson Porter, Executive Vice President and Chief Administrative Officer
Stephen J. Rotella, President and Chief Operating Officer
David C. Schneider, Executive Vice President and President, Home Loans
James G. Vanasek, Executive Vice President and Chief Enterprise Risk Officer

     The address of each individual listed above is c/o Washington Mutual, Inc., 1201 Third Avenue, Seattle, Washington 98101, and each such person’s business telephone number is (206) 461-2000.
Item 4. Terms of the Transaction.
     (a)(1) The information set forth in the “Summary Term Sheet,” “Section 1. Introduction,” “Section 2. Terms of the Offer,” “Section 7. Acceptance of Notes for Payment,” “Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer,” “Section 9. Procedures for Tendering Notes,” “Section 10. Withdrawal of Tenders,” “Section 12. Conditions of the Offer” and “Section 13. United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
     (a)(2) Not applicable.
     (b) To the best knowledge of the Company and Washington Mutual, the Company will not purchase any Notes from any of its or Washington Mutual’s officers, directors or affiliates pursuant to the Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The Notes are governed by an Indenture, dated as of May 1, 1999, between Providian and J.P. Morgan Trust Company, National Association, as the successor trustee to Bank One Trust Company, N.A. and The First National Bank of Chicago, as supplemented by the Third Supplemental Indenture dated as of May 27, 2003 and as further supplemented by the Fifth Supplemental Indenture dated as of October 1, 2005. The Indenture is also supplemented by the First Supplemental Indenture dated as of August 23, 2000, the Second Supplemental Indenture dated as of February 15, 2001 and the Fourth Supplemental Indenture dated as of March 19, 2004.

     In addition, Washington Mutual and/or the Company are also party to the following additional agreements with respect to the securities of Washington Mutual and/or the Company:
     (1) The Agreement and Plan of Merger, dated as of June 5, 2005 (the “Merger Agreement”), between Washington Mutual and Providian, as amended to add the Company as a party thereto, pursuant to which Providian has merged with and into the Company and each share of Providian common stock outstanding at the effective time of the Merger was converted into the right to receive (i) an amount in cash, without interest, equal to $2.00, and (ii) 0.4005 shares of common stock, no par value, of Washington Mutual. The Merger was consummated on October 1, 2005.
     (2) Washington Mutual has adopted a shareholder rights plan which provides that the right to purchase 1/1,000th of a share of Washington Mutual’s Preferred Stock, Series RP (the “Washington Mutual Rights”) is attached to each outstanding share of Washington Mutual’s common stock. The Washington Mutual Rights have certain anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquiror to negotiate a price fair to all Washington Mutual shareholders. The Washington Mutual Rights may cause substantial dilution to an acquiring party that attempts to acquire Washington Mutual on terms not approved by Washington Mutual’s board of directors, but they will not interfere with any merger or other business combination that is approved by Washington Mutual’s board of directors. The Washington Mutual Rights are issuable pursuant to the Rights Agreement dated December 20, 2000 between Washington Mutual and Mellon Investor Services, LLC.
     (3) In connection with Washington Mutual’s acquisition of Dime Bancorp, Inc. (“Dime”), Washington Mutual assumed the obligations under Litigation Tracking Warrants that Dime had issued to holders of Dime common stock. As a result of Washington Mutual’s acquisition of Dime and pursuant to the 2003 Amended and Restated Warrant Agreement, dated March 11, 2003, by and between Washington Mutual and Mellon Investor Services, LLC, the Litigation Tracking Warrants are now convertible into shares of Washington Mutual’s common stock upon receipt by Washington Mutual of any damages upon the final adjudication or settlement of Anchor Savings Bank FSB v. United States, litigation that Washington Mutual assumed upon the acquisition of Dime. Upon receipt by Washington Mutual of any final damages from this lawsuit, holders of Litigation Tracking Warrants will, in the aggregate, be entitled to receive shares of Washington Mutual’s common stock whose aggregate value will be based on the amount actually recovered in the lawsuit, if any, net of litigation costs and any taxes.
     (4) The Company and/or Washington Mutual are party to various other indentures, agreements and instruments relating to the debt securities of the Company and/or Washington Mutual, including convertible debt securities and trust preferred equity securities.
Item 6. Purpose of the Transaction and Plans or Proposals.
     (a) The information set forth in “Section 3. Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.
     (b) Any Notes purchased by the Company pursuant to the Offer will be cancelled and retired.
     (c)(1) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or Washington Mutual or any of their respective subsidiaries.
     (c)(2) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of the Company’s or Washington Mutual’s assets or the assets of any of their respective subsidiaries.
     (c)(3) Except for the Offer and any other offers by the Company to repurchase any of its convertible debt securities in connection with the Merger, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of Washington Mutual or the Company.

     (c)(4) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of Washington Mutual or the Company. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the executive officers of Washington Mutual or the Company.
     (c)(5) Except for any possible acquisitions or divestitures the Company or Washington Mutual may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in the Company’s or Washington Mutual’s corporate structure or business.
     (c)(6) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company or Washington Mutual being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association.
     (c)(7) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company or Washington Mutual becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.
     (c)(8) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of the Company’s or Washington Mutual’s obligation to file reports under Section 15(d) of the Exchange Act.
     (c)(9) Except for the Offer and any other offers by the Company to repurchase any of its convertible debt securities in connection with the Merger and any possible repurchase of Washington Mutual common stock that Washington Mutual undertakes in the ordinary course of business and in accordance with its announced plans, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of Washington Mutual or the Company, or the disposition of securities of Washington Mutual or the Company.
     (c)(10) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in Washington Mutual’s or the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Washington Mutual or the Company.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
     (b) Not applicable.
     (c) The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference. There are no current plans to refinance or repay any financing arrangements for the Offer.
Item 8. Interest in Securities of the Subject Company.
     (a) To the best knowledge of Washington Mutual and the Company, no Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.
     (b) Except for the Company’s assumption of the obligations under the Notes and the Indenture in connection with the Merger and Washington Mutual’s full and unconditional guarantee of the Company’s obligations under the

Notes and the Indenture, to the best knowledge of Washington Mutual and the Company, no person identified in Item 3 of this Schedule TO, no associate or majority owned subsidiary of Washington Mutual or the Company, and no director or executive officer of any subsidiary of Washington Mutual or the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) The information set forth in “Section 14. Fees and Expenses; Solicitations” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     (a) The Company and Washington Mutual do not believe they are required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the Offer is for all outstanding Notes and Washington Mutual is a public reporting company that files reports electronically under EDGAR.
     (b) Not applicable.
Item 11. Additional Information.
     (a)(1) To the best knowledge of Washington Mutual and the Company, there are no material agreements, arrangements, understandings or relationships between Washington Mutual or the Company and any of their respective executive officers, directors, controlling persons or subsidiaries that are material to a holder’s decision whether to sell, tender or hold the Notes.
     (a)(2) To the best knowledge of Washington Mutual and the Company, there are no applicable regulatory requirements that must be complied with or approvals that must be obtained in connection with the tender offer that are material to a holder’s decision whether to sell, tender or hold the Notes.
     (a)(3) There are no applicable anti-trust laws that are material to a holder’s decision whether to sell, tender or hold the Notes.
     (a)(4) There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a holder’s decision whether to sell, tender or hold the Notes.
     (a)(5) There are no material pending legal proceedings relating to the Offer that are material to a holder’s decision whether to sell, tender or hold the Notes.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.
     (a)(1)(A) Notice of Fundamental Change and Offer to Purchase, dated October 5, 2005.*
     (a)(5) Press Release issued by Washington Mutual on October 5, 2005.*
     (b) None.
     (d)(1) Senior Indenture, dated as of May 1, 1999, between Providian Financial Corporation and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.25 to Providian’s Current Report on Form 8-K filed May 19, 1999, File No. 1-12897).

     (d)(2) First Supplemental Indenture, dated as of August 23, 2000, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed August 23, 2000, File No. 1-12897).
     (d)(3) Second Supplemental Indenture, dated as of February 15, 2001, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed February 22, 2001, File No. 1-12897).
     (d)(4) Third Supplemental Indenture, dated as of May 27, 2003, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed May 30, 2003, File No. 1-12897).
     (d)(5) Fourth Supplemental Indenture, dated as of March 19, 2004, between Providian Financial Corporation and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed March 19, 2004, File No. 1-12897).
     (d)(6) Fifth Supplemental Indenture dated as of October 1, 2005 among Washington Mutual, the Company and J.P. Morgan Trust Company, National Association (incorporated by reference from Exhibit 4.5 to Washington Mutual’s Current Report on Form 8-K filed October 4, 2005, File No. 1-14667).
     (d)(7) Washington Mutual will furnish upon request copies of all instruments defining the rights of holders of long-term debt instruments (other than those referenced in (d)(1) through (d)(6) above) or trust preferred equity securities of Washington Mutual and its consolidated subsidiaries.
     (d)(8) Rights Agreement dated December 20, 2000 between Washington Mutual and Mellon Investor Services, LLC (incorporated by reference to Washington Mutual’s Current Report on Form 8-K filed January 8, 2001, File No. 1-14667).
     (d)(9) 2003 Amended and Restated Warrant Agreement dated March 11, 2003 by and between Washington Mutual and Mellon Investor Services, LLC (incorporated by reference to Washington Mutual’s Current Report on Form 8-K dated March 12, 2003, File No. 1-14667).
     (g) None.
     (h) None.
     * Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005	NEW AMERICAN CAPITAL, INC.
	By:	/s/ Fay L. Chapman
		Name:	Fay L. Chapman
		Title:	Executive Vice President

WASHINGTON MUTUAL, INC.
By:	/s/ Fay L. Chapman
	Name:	Fay L. Chapman
	Title:	Senior Executive Vice President

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Notice of Fundamental Change and Offer to Purchase, dated October 5, 2005.*

(a)(5)	Press Release issued by Washington Mutual on October 5, 2005.*

(d)(1)	Senior Indenture, dated as of May 1, 1999, between Providian Financial Corporation and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.25 to Providian’s Current Report on Form 8-K filed May 19, 1999, File No. 1-12897).

(d)(2)	First Supplemental Indenture, dated as of August 23, 2000, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed August 23, 2000, File No. 1-12897).

(d)(3)	Second Supplemental Indenture, dated as of February 15, 2001, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed February 22, 2001, File No. 1-12897).

(d)(4)	Third Supplemental Indenture, dated as of May 27, 2003, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed May 30, 2003, File No. 1-12897).

(d)(5)	Fourth Supplemental Indenture, dated as of March 19, 2004, between Providian Financial Corporation and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed March 19, 2004, File No. 1-12897).

(d)(6)	Fifth Supplemental Indenture dated as of October 1, 2005 among Washington Mutual, the Company and J.P. Morgan Trust Company, National Association (incorporated by reference from Exhibit 4.5 to the Washington Mutual’s Current Report on Form 8-K filed October 4, 2005, File No. 1-14667).

(d)(7)	Washington Mutual will furnish upon request copies of all instruments defining the rights of holders of long-term debt instruments (other than those referenced in (d)(1) through (d)(6) above) of the Washington Mutual and its consolidated subsidiaries.

(d)(8)	Rights Agreement dated December 20, 2000 between Washington Mutual and Mellon Investor Services, LLC (incorporated by reference to Washington Mutual’s Current Report on Form 8-K filed January 8, 2001, File No. 1-14667).

(d)(9)	2003 Amended and Restated Warrant Agreement dated March 11, 2003 by and between the Washington Mutual and Mellon Investor Services LLC (incorporated by reference to the Washington Mutual’s Current Report on Form 8-K dated March 12, 2003, File No. 1-14667).

(g)	None.

(h)	None.
* Filed herewith.